Lowenstein Sandler PC
                              65 Livingston Avenue
                           Roseland, New Jersey 07068


JEFFREY M. SHAPIRO                                TEL   973.597.2470   FAX
MEMBER OF THE FIRM                                            973.597.2471
                                                   JSHAPIRO@LOWENSTEIN.COM


June 8, 2006


VIA EDGAR AND FACSIMILE 202-772-9203

Michael Pressman, Esq.
Special Counsel, Office of Mergers
  And Acquisitions
Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

RE:      DELCATH SYSTEMS, INC. ("DELCATH")
         PREN14A FILED MAY 26, 2006
         ADDITIONAL SOLICITING MATERIALS FILED MAY 25, 2006
         FILED BY ROBERT LADD
         FILE NO. 5-60851


Dear Mr. Pressman:


This letter is written in response to the staff's comment letter, dated June 2, 2006, with respect to the captioned filings. In each instance, I have set forth the staff's comment followed by the response of Laddcap Value Partners LP ("LADDCAP") to each.

1. SEC COMMENT. You filed this preliminary proxy under the Edgar tag "PREN14A." Please note that you should have filed it under the header tag "PREC14A." Please use this header tag when filing your next amendment.

         RESPONSE. The staff's comment is acknowledged and Laddcap will make that correction for all subsequent amendments.

2. SEC COMMENT. You identify several participants in the solicitation. SEE Instruction 3(a)(ii) and (iii) to Item 4 of Schedule 14A. Advise us, with a view toward revised disclosure, why these persons have not been identified as participants on the cover of Schedule 14A.

         RESPONSE. The staff's comment is acknowledged and Laddcap will revise the cover to Schedule 14A accordingly.

3. SEC COMMENT. Please characterize each statement or assertion of opinion or belief as such, and ensure that a reasonable basis for each such opinion or belief exists. Support for each statement or assertion of opinion or belief must be self-evident, disclosed in the proxy materials, or provided to the staff on a supplemental basis. For example, Provide support for your statement on page 3 that Delcath and Mr. Koly have refused to engage in "a meaningful dialogue."

         RESPONSE. Since last October, Laddcap has on numerous occasions written to Delcath and Mr. Koly with observations and suggestions on how the affairs of Delcath can be better managed. Laddcap has never received an answer to these letters. Moreover, Laddcap has unsuccessfully tried, on numerous occasions, to schedule a meeting with Mr. Koly. For example, in December, 2005, a meeting between Laddcap and Mr. Koly was scheduled but only on the condition, imposed by Mr. Koly, that Laddcap execute a confidentiality agreement that provided, among other things, that Laddcap pay Delcath $50,000 in liquidated damages should the confidentiality agreement be breached in any respect. Obviously, Laddcap could not execute such an onerous confidentiality agreement, thereby precluding any meeting or meaningful dialogue with Mr. Koly.

4. SEC COMMENT. We note that you are "soliciting Delcath's stockholders." Please explain to the staff whether you plan to furnish your proxy statement to each person solicited consistent with your obligation pursuant to Rule 14a-3(a).

         RESPONSE. Laddcap is "soliciting Delcath's stockholders" but not asking for their proxies or providing a form of proxy. Laddcap is conducting this solicitation pursuant to Rule 14a-12(a) which provides that a solicitation can be made before furnishing security holders with a proxy statement meeting the requirements of Rule 14a-3(a) provided that a definitive proxy statement is sent or given to security holders before or at the same time as a form of proxy is provided. It should be noted that in each written communication that Laddcap has made with Delcath stockholders, it has complied with the obligations set forth in Rule 14a-12(a)(1). Since Laddcap is not asking for proxies nor providing a form of proxy, Laddcap does not intend to mail a copy of the preliminary proxy statement nor a definitive proxy statement to Delcath's stockholders but rather Laddcap will refer such stockholders to the preliminary proxy statement filed on Edgar as contemplated in Rule 14(a)-12(a)(1)(ii).

5. SEC COMMENT. We note your reference to persons who "may be deemed to be a participant." It appears inappropriate to indicate that such persons "may" be deemed to be participants. Please advise.

         RESPONSE. The staff's comment is acknowledged and Laddcap will strike the word "may" for its revised preliminary proxy statement. However, upon further review of instruction 3(a)(iii) to Item 4 of Schedule 14A, Laddcap has determined that Laddcap Value Advisors LLC is not a "participant" for this solicitation as this entity is not soliciting. Therefore, Laddcap will delete references to this entity in the revised
         Schedule 14A to be filed with the Securities and Exchange Commission (the "COMMISSION") concurrently with the transmittal of this letter.

6. SEC COMMENT. In addition, it appears you only provide participant information for Laddcap. Please revise to include all required participant information in accordance with Items 4(b) and 5(b) of
         Schedule 14A.

         RESPONSE. The staff's comment is acknowledged and Laddcap will provide the required participant information in accordance with Items 4(b) and 5(b) of Schedule 14A.

7. SEC COMMENT. Avoid issuing statements in that directly or indirectly impugn character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Disclose the factual foundation for such assertions or delete the statements. Support for opinions or beliefs should be self-evident, disclosed in your materials or provided to the staff on a supplemental basis. For example, please explain the basis of your belief that Delcath "may be funding what ostensibly appears to be a personal lawsuit by M. Loly" and that "this litigation is an example of the board's lack of effective independent oversight of Delcath."

         RESPONSE. The staff's comment with respect to the need to characterize each statement or assertion of opinion or belief as such and ensure that a reasonable basis for each opinion or belief exists is acknowledged and Laddcap will seek to follow such direction. With respect to the specific statement to which the staff refers, Laddcap believes that it has set forth, in the May 25, 2006 additional soliciting materials, a basis for the opinion. Based on the allegations contained in the complaint, the litigation in question concerns Mr. Koly's personal participation in the Rolls-Royce Owners Club. As Laddcap set forth in the May 25, 2006 letter, Mr. Koly's involvement in the Rolls-Royce Owners Club is purely a personal activity. Laddcap believes that it is a commonly accepted notion that a board of directors that allows a public corporation to fund a personal litigation of one of its directors or senior officers is not providing effective oversight. By overnight courier, Laddcap will provide to the Commission, on a supplemental basis, a copy of the amended complaint and exhibits thereto, for the litigation in question.

8. SEC COMMENT. Communications made in reliance on Rule 14a-12 must be accompanied by a description of the participants' "direct or indirect interests." Laddcapp has inappropriately interpreted this rule to provide filers with the option of directing security holders to a document not filed under the cover of Schedule 14A. Please either separately file the participant information under cover of Schedule 14A immediately or confirm to us that the next preliminary communication will be accompanied by such participant information. See Rule 14a-12(a)(1)(i).

         RESPONSE. The staff's comment is acknowledged. Laddcap will seek to follow such direction in that any future preliminary communication will direct security holders to a document filed under the cover of Schedule 14A or any future preliminary communication will be accompanied by such participant information. It should be noted that a description of the participant's direct or indirect interests is contained within the preliminary Schedule 14A filed by Laddcap with the Commission on May 26, 2006.

As requested, enclosed please find a cover letter from Mr. Ladd acknowledging certain items.

Should you have any questions with respect to the foregoing, please contact the undersigned or Robert G. Minion, Esq. (973) 597-2424 or Richard Bernstein, Esq.
(973) 422-6714 at your earliest convenience.

Sincerely,

/s/ Jeffrey M. Shapiro

Jeffrey M. Shapiro



cc:      Mr. Robert Ladd
         Robert G. Minion, Esq.
         Richard Bernstein, Esq.